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Executed Copy (30 Pages)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)	AMENDMENT NO. 4
	)	AMENDING AND RESTATING
	)	THE APPLICATION FOR AN
REAVES UTILITY INCOME FUND	)	ORDER PURSUANT TO
and	)	SECTION 6(c) OF THE
W.H. REAVES & CO., INC.	)	INVESTMENT COMPANY
	)	ACT OF 1940 (THE "ACT") FOR
	)	EXEMPTION FROM SECTION
	)	19(b) OF THE ACT AND RULE
	)	19b-1 THEREUNDER
)
Investment Company Act of 1940)		File No. 812-13200

        Reaves Utility Income Fund ("UTG") and its investment adviser, W.H. Reaves & Co., Inc. (the "Investment Adviser") (UTG and with the Investment Adviser, the "Applicants") hereby apply for an order (the "Order") of the Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Act providing UTG and each registered closed-end investment company in the future that seeks to rely on the Order advised by the Investment Adviser (including any successor in interest(1)) or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with the Investment Adviser an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below.(2) UTG and such future investment companies are hereinafter collectively referred to as the "Funds" and separately as a "Fund."

(1)
A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

(2)
The existing registered closed-end investment company that currently intends to be able to rely on the requested Order is named as an Applicant and any closed-end investment company that may rely on the Order in the future will satisfy each of the representations in the application except that such representations will be made in respect of actions by the board of directors or trustees of such future fund and will be made at a future time.

I.     Description of Applicants

        UTG is, and each future Fund will be, a closed-end management investment company registered under the Act. UTG is a statutory trust organized under the laws of the State of Delaware. UTG invests primarily in common and preferred stocks of Utilities (as defined below) that pay dividends qualifying for federal income taxation at rates applicable to long-term capital gains. "Utilities" means domestic and foreign companies involved to a significant extent in providing products, services or equipment for (i) the generation or distribution of electricity, gas or water, (ii) telecommunications activities or (iii) infrastructure operations, such as airports, toll roads and municipal services. A company will be deemed to be involved in the "Utility Industry" to a significant extent if at least 50% of its assets, gross income or profits are committed to or derived from activities in the areas described above.

        UTG's common shares are listed on the NYSE Amex and trade under the symbol "UTG." UTG's Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest with preference rights, including preferred shares (the "preferred shares"), having no par value, in one or more series, with rights as determined by UTG's Board of Trustees. UTG currently has three series of preferred shares outstanding, which are not listed or traded on any stock exchange. On March 31, 2009, UTG's total net assets were $273 million and on that date 22,677,001 common shares and 9,600 preferred shares were issued and outstanding.

        UTG's primary investment objective is to provide a high level of after-tax income and total return consisting primarily of tax-advantaged dividend income and capital appreciation. UTG invests approximately 80% of its total assets in common stocks and the remaining 20% in preferred stocks and debt securities. However, the Investment Adviser retains broad discretion to allocate investments among common stocks, preferred stocks and debt securities in the manner it believes will best achieve UTG's investment objective. Under normal market conditions, at least 80% of UTG's total assets are invested in the Utility Industry. The remaining 20% of UTG's assets may be invested in other securities including stocks, debt obligations and money market instruments, as well as certain derivative instruments in the Utility Industry or other industries. The terms "debt securities" and "debt obligations" refer to bonds, debentures and similar long and intermediate term debt investments, and do not include short-term fixed income securities such as money market instruments in which UTG may invest temporarily during periods of abnormal market conditions. UTG may invest in preferred stocks and bonds of below investment grade quality.

        The Investment Adviser, a corporation organized under the laws of the State of Delaware, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Investment Adviser serves as investment adviser to UTG and may in the future serve as investment adviser to one or more additional Funds. Each Fund will be advised by an investment adviser that is registered under the Advisers Act. The Investment Adviser began conducting business in 1961 and had approximately $1,239,948,436 of assets under management as of March 31, 2009.

II.    Relief Requested

        Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the "Code"), more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company which is a "regulated investment company" as defined in Section 851 of the Code shall make more than (i) one "capital gain dividend," as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental "clean-up" capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the year.

        The Applicants believe that Rule 19b-1 should be interpreted to permit each Fund to pay an unlimited number of distributions on its common and preferred shares so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into "capital gain dividends" restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions. However, in order to obtain certainty for the Funds' proposed distribution policies, in the absence of such an interpretation Applicants hereby request an order pursuant to Section 6(c) of the Act (see below) granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares.

III.  Representations of the Applicants

        Applicants make the following representations regarding the requested relief:

        Prior to its meeting on December 12, 2006, the Board of Trustees (the "Board") of UTG, including a majority of the members who are not "interested persons" of UTG as defined in Section 2(a)(19) of the Act (the "Independent Trustees"), requested, and the Investment Adviser provided, such information as was reasonably necessary to make an informed determination of whether the Board should adopt a proposed distribution policy. In particular, the Board and the Independent Trustees reviewed information regarding the purpose and terms of a proposed distribution policy, the reasonably foreseeable effects of such policy on UTG's long-term total return (based on market price and net asset value per common share) and the expected relationship between UTG's distribution rate on its common shares under the policy and UTG's total return (in relation to net asset value per share); whether the rate of distribution would exceed UTG's expected total return in relation to its net asset value per share; and any foreseeable material effects of such policy on UTG's long-term total return (in relation to market price and net asset value per share). The Independent Trustees also considered information about any potential or actual conflicts of interest that the Investment Adviser, any affiliated persons of the Investment Adviser or any other affiliated persons of UTG may have relating to the adoption or implementation of such policy. After considering such information the Board, including the Independent Trustees, of UTG approved a distribution policy with respect to UTG's common shares (the "Plan") and determined that such Plan is consistent with UTG's investment objectives and policies and in the best interests of UTG's common shareholders.

        Prior to implementing the Plan, the Board of UTG, including the Independent Trustees, will review the factors considered in connection with its approval of the Plan, as well as any changes in such factors since the date of its approval, and will confirm that the Plan is consistent with UTG's investment objectives and policies and in the best interests of UTG's common shareholders.

        The purpose of the Plan is to provide to UTG's common shareholders a regular, monthly distribution that is not dependent on the timing or amount of investment income earned or capital gains realized by UTG. UTG has paid regular monthly distribution on its common shares since April 2004, shortly after its initial public offering. Since December 27, 2007, UTG has maintained its regular monthly distribution at the level of 11.5 cents per common share. Under the Plan, UTG will distribute all available investment income to shareholders, consistent with UTG's primary investment objective of providing a high level of after-tax income and total returns. If and when sufficient investment income is not available on a monthly basis, UTG will distribute long-term capital gains and/or return of capital to its shareholders to maintain the level distribution rate that has been approved by the Board. The minimum annual distribution rate will be independent of UTG's performance during any particular period but is expected to correlate with UTG's performance over time. The amount and frequency of distributions may be amended at any time by the Board without prior notice to UTG's shareholders. If UTG's net investment income and net realized capital gains for any year exceed the amount required to be distributed under the Plan, UTG will at a minimum make distributions necessary to comply with the distribution requirements of subchapter M of the Code. The Plan provides that it can be amended, suspended or terminated at any time by the Board without prior notice to UTG's shareholders.

        At the same meeting, the Board adopted policies and procedures under Rule 38a-1 that:

            (i)  are reasonably designed to ensure that all notices required to be sent to UTG's shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a "19(a) Notice") comply with condition 2 below, and that all other written communications by UTG or its agents regarding distributions under the Plan include the disclosure required by condition 3 below; and

           (ii)  require UTG to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for UTG to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of Trustees of UTG summarize the basis for its approval of the Plan, including its consideration of the factors described above. Such records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

        In order to rely on the Order a future Fund must satisfy each of the foregoing representations except that such representations will be made in respect of actions by the board of directors of such future Fund and will be made at a future time. The distribution policy adopted by each such future Fund would be similar to the Plan in that the minimum annual distribution rate with respect to such Fund's common shares would be independent of the Fund's performance during any particular period but would be expected to correlate with the Fund's performance over time.

IV.    Justification for the Requested Relief

        Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Applicants and their respective shareholders.

  1.
  Receipt of the Order would serve shareholder interests.

        Applicants believe that the shareholders of UTG are generally conservative, dividend-sensitive investors who desire current income periodically and may favor a fixed distribution policy.

        An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to their net asset value. In the view of the Applicants, this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain. Such a reduction in discount would benefit the Funds' common shareholders along with the Funds.

  2.
  UTG's shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

        One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.(3) However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information is included UTG's annual reports to shareholders and on its IRS Form 1099-DIV, which is sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

(3)
See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the "Report").

        In addition, UTG will make the additional disclosures required by the conditions set forth in Part IV below, and has adopted compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.

        Rule 19a-1, the Plan and the compliance policies ensure that UTG's shareholders would be provided sufficient information to understand that their periodic distributions are not tied to UTG's net investment income (which for this purpose is UTG's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, continuing to subject UTG to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. Applicants also state that compliance with UTG's compliance procedures and condition 3 set forth below will ensure that prospective shareholders and third parties are provided with the same information. In addition, UTG will undertake to request intermediaries to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, order or the staff.

  3.
  Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

        Rule 19b-1, when applied to the Plan, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with

Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

        No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund's shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates and being required to pay income tax on the amount of such income). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

        The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling UTG to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

  4.
  Other concerns leading to adoption of Rule 19b-1 are not applicable.

        Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in net asset value and would be in effect a taxable return of the investor's capital. Applicants submit that this concern should not apply to closed-end investment companies, such as UTG, which do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end fund that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

        The Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss attributable to a long-term capital gain realized within six months prior to the incurrence of the loss must be treated as a long-term capital loss to avoid the selling of dividends.

  5.
  Further limitations of Rule 19b-1.

        Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental "clean-up" distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

        Applicants assert that by limiting the number of capital gain dividends that a fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital(4) (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long term capital gains otherwise would be available. To distribute all of a fund's long-term capital gains within the limits in Rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a fund's periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

(4)
These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

        Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

        The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Such distributions are either fixed or are determined in periodic auctions by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long term capital gains.

        Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

        The proposed Order will assist UTG in avoiding these Rule 19b-1 problems.

  6.
  General

        The relief requested is that the Commission permit UTG and any future Funds to make periodic distributions in respect of theirs common shares as often as monthly and in respect of their preferred shares as specified by or determined in accordance with the terms thereof. Granting this relief would provide UTG with flexibility in meeting investor interest in receiving regular, monthly distributions. By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the "selling of dividends" problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

        The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares. Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the last dividend of the year. In these circumstance it would be very difficult for any of the potential abuses reflected in Rule 19b-1's restrictions to occur.

        In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Funds' distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.     Applicants' Conditions

        Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

  1.
  Compliance Review and Reporting

        Each Fund's chief compliance officer will (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

  2.
  Disclosures to Fund Shareholders

          (a)   Each 19(a) Notice disseminated to the holders of the Fund's common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

              (i)  Will provide, in a tabular or graphical format:

              (1)   the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

              (2)   the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

              (3)   the average annual total return in relation to the change in net asset value per common share ("NAV") for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

              (4)   the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date;

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

             (ii)  will include the following disclosure:

              (1)   "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Plan";

              (2)   "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income"';(5) and

(5)
The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

              (3)   "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099 DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.";

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

          (b)   On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

              (i)  describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

             (ii)  include the disclosure required by condition 2(a)(ii)(1) above;

            (iii)  state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

            (iv)  describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination; and

          (c)   Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

  3.
  Disclosure to Shareholders, Prospective Shareholders and Third Parties

          (a)   Each Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

          (b)   Each Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and files with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a) (ii) above, as an exhibit to its next filed Form N-CSR; and

          (c)   Each Fund will post prominently a statement on its (or the Investment Adviser's) Web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such Web site for at least 24 months.

  4.
  Delivery of 19(a) Notices to Beneficial Owners

        If a broker, dealer, bank or other person ("financial intermediary") holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of a 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

  5.
  Additional Board Determinations for Funds Whose Shares Trade at a Premium

        If:

          (a)   A Fund's common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

          (b)   The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

        then:

              (i)  At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

              (1)   will request and evaluate, and the Fund's Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

              (2)   will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

                (A)  whether the Plan is accomplishing its purpose(s);

                (B)  the reasonably foreseeable material effects of the Plan on the Fund's long-term total return in relation to the market price and NAV of the Fund's common shares; and

                (C)  the Fund's current distribution rate, as described in condition 5(b) above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

              (3)   based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

             (ii)  The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

  6.
  Public Offerings

        A Fund will not make a public offering of the Fund's common shares other than:

          (a)   a rights offering below NAV to holders of the Fund's common shares;

          (b)   an offering in connection with a dividend reinvestment plan merger, consolidation, acquisition, spin off or reorganization of the Fund; or

          (c)   an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

              (i)  the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,(6) expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;(7) and

(6)
If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

(7)
If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

             (ii)  the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue.

  7.
  Amendments to Rule 19b-1

        The requested order will expire on the effective date of any amendments to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

VI.   Applicable Precedent

        The Commission has recently granted relief on substantially the same basis as that sought here. See, e.g., ING Clarion Real Estate Income Fund, et al., Investment Company Act Release Nos. 28329 (July 8, 2008) (notice) and 28352 (August 5, 2008) (order) and The Mexico Fund, et al., Investment Company Act Release Nos. 28332 (July 17, 2008) (notice) and 28357 (August 12, 2008) (order).

VII. Procedural Compliance

        Pursuant to Rule 0-2 under the 1940 Act, UTG declares that this Application for a Commission order is signed by J. Tison Cory as Secretary of UTG pursuant to the general authority vested in him as such by the charter of UTG, and by resolution of the UTG's Board. Pursuant to Rule 0-2 under the 1940 Act, the Investment Adviser declares that this Application for a Commission order is signed by David M. Pass as Vice President, Secretary of the Investment Adviser pursuant to the general authority vested in him as such by the charter of the Investment Adviser, and by resolution of the Investment Adviser's Board.

        The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

        A copy of the charter of UTG is on file with the Secretary of State of Delaware and notice is given that this Application is executed on behalf of UTG separately by an officer of UTG as an officer and not individually and the obligations of UTG under or arising out of this Application are not binding upon any of the shareholders of UTG individually but are binding only upon the assets and property of UTG.

        Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

  (a)
  The address of the respective Applicants is as follows:

        Reaves Utility Income Fund
        1290 Broadway, Suite 1100
        Denver, CO 80203

        W.H. Reaves & Co., Inc.
        10 Exchange Place, 18th Floor
        Jersey City, NJ 07302

  (b)
  Any questions regarding this Application should be directed to:

        Philip J. Niehoff, Esq.
        Mayer Brown LLP
        71 South Wacker Drive
        Chicago, Illinois 60606
        (312) 782-0600

        with a copy to:

        JoEllen L. Legg
        ALPS Fund Services, Inc.
        1290 Broadway, Suite 1100
        Denver, Colorado 80203
        (303) 623-2577

        with a copy to:

        David M. Pass
        W.H. Reaves & Co., Inc.
        10 Exchange Place, 18th Floor
        Jersey City, NJ 07302
        (201) 793-2364

VIII.  Conclusion

        On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of such Fund's net asset value per share.

        IN WITNESS WHEREOF, the undersigned has caused this Application to be duly executed this 10th day of July, 2009.

REAVES UTILITY INCOME FUND
By:	/s/ J. TISON CORY
Name:	J. Tison Cory
Title:	Secretary

        IN WITNESS WHEREOF, the undersigned has caused this Application to be duly executed this 10th day of July, 2009.

W.H. REAVES & CO., INC.
By:	/s/ DAVID M. PASS
Name:	David M. Pass
Title:	Vice President, Secretary

 EXHIBIT INDEX

 EXHIBIT A-1

Application pursuant to
Section 6(c) of the
Investment Company Act of 1940
for an Order of the Commission

        The undersigned states that he has duly executed the attached Amendment No. 4 Amending and Restating the Application for an Order pursuant to Section 6(c) for an Exemption from Section 19(b) of the Investment Company Act of 1940, as amended ("1940 Act"), and Rule 19b-1 thereunder, for and on behalf of Reaves Utility Income Fund, a Delaware statutory trust and closed-end management investment company registered under the 1940 Act, that he is the Secretary of the aforementioned investment company, and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ J. TISON CORY Name: J. Tison Cory Title: Secretary

Dated: July 10, 2009

 EXHIBIT A-2

Application pursuant to
Section 6(c) of the
Investment Company Act of 1940
for an Order of the Commission

        The undersigned states that he has duly executed the attached Amendment No. 4 Amending and Restating the Application for an Order pursuant to Section 6(c) for an Exemption from Section 19(b) of the Investment Company Act of 1940, as amended, and Rule 19b-1 thereunder, for and on behalf of W.H. Reaves & Co., Inc., a corporation organized under the laws of the State of Delaware and an investment adviser registered under the Investment Advisers Act of 1940, as amended, that he is the Vice President, Secretary of the aforementioned investment adviser, and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ DAVID M. PASS Name: David M. Pass Title: Vice President, Secretary

Dated: July 10, 2009

 EXHIBIT B-1

Authorization for
Reaves Utility Income Fund

        The undersigned hereby certifies that he is the Secretary of Reaves Utility Income Fund (the "Fund"); that with respect to the attached application for an order of exemption (the "Application") from certain provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), all actions necessary to authorize the execution and filing of the Application under the charter of the Fund have been taken and the person filing the Application on behalf of the Fund is fully authorized to do so; and that the Fund duly adopted the following resolutions on December 12, 2006:

  RESOLVED, that each officer of the Trust, acting singly or collectively, is hereby authorized to execute and file with SEC, on behalf of the Trust, an application or applications pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an order or orders exempting the Trust from Section 19(b) of the Act, thereby permitting the Trust to distribute long-term capital gains more often than once every 12 months; and it is

  FURTHER RESOLVED, that each officer of the Trust, acting singly or collectively, is hereby authorized to execute and file any and all amendments to the application or applications described in the immediately preceding resolution, and to take any and all further action in connection with any of the foregoing as such officer or officers may deem necessary or appropriate in his or her sole discretion.

/s/ J. TISON CORY Name: J. Tison Cory Title: Secretary Dated: July 10, 2009

 EXHIBIT B-2

Authorization for
W.H. Reaves & Co., Inc.

        The undersigned hereby certifies that he is the Vice President, Secretary of W.H. Reaves & Co., Inc. (the "Adviser"); that with respect to the attached application for an order of exemption (the "Application") from certain provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), all actions necessary to authorize the execution and filing of the Application under the charter of the Adviser have been taken and the person filing the Application on behalf of the Adviser is fully authorized to do so; and that the Adviser duly adopted the following resolutions on February 1, 2007:

  RESOLVED, that each officer of W.H. Reaves & Co., Inc., acting singly or collectively, is hereby authorized to execute and file with SEC, on behalf of the Reaves Utility Income Fund, an application or applications pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an order or orders exempting the Fund from Section 19(b) of the Act, thereby permitting the Fund to distribute long-term capital gains more often than once every 12 months; and it is

  FURTHER RESOLVED, that each officer of W.H. Reaves & Co., Inc., acting singly or collectively, is hereby authorized to execute and file any and all amendments to the application or applications described in the immediately preceding resolution, and to take any and all further action in connection with any of the foregoing as such officer or officers may deem necessary or appropriate in his or her sole discretion.

/s/ DAVID M. PASS Name: David M. Pass Title: Vice President, Secretary Dated: July 10, 2009

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  Executed Copy (30 Pages)
EXHIBIT INDEX
EXHIBIT A-1
EXHIBIT A-2
EXHIBIT B-1
EXHIBIT B-2